FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated July 3, 2008.

Exhibit 1

DRYSHIPS INC. CONTINUES FLEET RENEWAL AND EXPANSION

July 3rd, 2008, ATHENS, GREECE - DryShips Inc. (NASDAQ: DRYS) a global provider of marine transportation services for drybulk cargoes announced today that it has entered into the following agreements:

Vessel Disposals

The Company has entered into agreements to sell:

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The Panamax vessel MV Primera 72,495 dwt built in 1998 for US$ 75 million. Delivery to the new owners is expected to take place during the fourth quarter of 2008. Once the sale is concluded, the company expects to realize a gain of approximately US$ 40 million.

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The Panamax vessel MV Paragon 71,259 dwt built in 1995 for US$ 61 million. Delivery to the new owners is expected to take place during the first quarter of 2009. Once the sale is concluded, the company expects to realize a gain of approximately US$ 31 million.

•

The Panamax vessel MV Menorca 71,662 dwt built in 1997 for US$ 77 million. Delivery to the new owners took place in June, 2008.  The company realized a gain of approximately US$ 37 million.

Vessel Acquisitions and Time Charters

In line with its strategy of selling older vessels and replacing them with modern vessels, the Company has entered into agreements to acquire the following vessels from companies beneficially owned by George Economou, Chairman and CEO of DryShips Inc., on terms that the Company believes are comparable to those that may be obtained from an independent third party.

The Company has entered into agreements to acquire:

•

A 75,228 dwt Panamax vessel built in 2008 which is expected to be delivered within 2008. The Company has entered into an agreement to time charter the vessel for a period of approximately four years with an unrelated first class charterer at a daily rate of US$ 43,750 per day.  The time charter is expected to commence concurrently with the vessel’s delivery to the Company.

•

A 75,204 dwt Panamax vessel built in 2007 which is expected to be delivered within 2008. The Company has entered into an agreement to time charter the vessel for a period of approximately four years with an unrelated first class charterer at a daily rate of US$ 43,750 per day.  The time charter is expected to commence concurrently with the vessel’s delivery to the Company.

•

A 75,000 dwt Panamax vessel under construction in China scheduled to be delivered during the fourth quarter of 2008.

•

A 75,000 dwt Panamax vessel under construction in China scheduled to be delivered during the first quarter of 2009.

The en bloc acquisition price of the above four Panamax bulk carriers will be US$ 400 million.

George Economou, Chairman and CEO of DryShips Inc. stated that “I am pleased to announce the above vessel acquisition and disposals, which are in line with our stated  strategy of continued fleet renewal and expansion.  The transactions reiterate our positive outlook on the fundamentals of the drybulk industry and reinforce our position of taking advantage of the strong freight environment with our large, versatile and modern fleet.”

About DryShips, Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this release, DryShips owns a fleet of 47 drybulk carriers comprising  6 Capesize, 29 Panamax, 2 Supramax, 10 newbuilding drybulk vessels, with a combined deadweight tonnage of over 4 million tons.

DryShips Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "DRYS".

Visit our website at www.dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. ,New York
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

Forward-LookingStatements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated: July 3, 2008

By: /s/ George Economou

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George Economou

Chief Executive Officer